PRESS RELEASE	EXHIBIT 99.1
FOR IMMEDIATE PUBLICATION

TIW TO ACQUIRE SUBSTANTIALLY ALL OF CLEARWAVE N.V.
AND
TIW FILES EQUITY OFFERING PRELIMINARY PROSPECTUS

Montréal, Canada, March 5, 2004 - Telesystem International Wireless Inc. ("TIW") announces that it has entered into a private transaction to acquire 13% of the equity of ClearWave N.V. ("ClearWave") from two institutional shareholders in consideration for a combination of common shares of TIW and cash. As a result of this transaction, TIW's equity interest in ClearWave will increase from 86.8% to 99.8%.

TIW also announces that it has filed today a preliminary short form prospectus and a registration statement with the securities regulatory authorities in Canada and the United States to qualify the distribution ("the Offering") of common shares of TIW.

ClearWave Transaction

The ClearWave transaction, which contemplates TIW's acquisition of 10,942,625 Class A subordinate voting shares ("the ClearWave Shares"), is subject to certain conditions, including the closing of the Offering. This transaction is expected to close upon completion of the Offering.

"With this transaction, not only do we complete a major step towards our stated objective to simplify our corporate structure but we also significantly increase our economic interest in MobiFon S.A. and Český Mobil a.s., our two operating subsidiaries in Romania and the Czech Republic", said Bruno Ducharme, President and Chief Executive Officer of TIW.

The transaction is based on an exchange ratio of 1.362 common shares of TIW for each ClearWave Share. The same exchange ratio was used in an exchange transaction concluded between TIW and another institutional shareholder in ClearWave in November 2003 and was established on the basis of the market value of our common shares without the application of a premium and is therefore non-dilutive to TIW's shareholders.

The cash consideration per ClearWave Share will be equal to the net proceeds per TIW share in the Offering multiplied by 1.362 and will pertain to a number of ClearWave Shares representing approximately 13.8% of the number of common shares sold in the secondary portion of the Offering. The balance of the ClearWave Shares held by the two ClearWave shareholders will be purchased in exchange for common shares of TIW, on the basis of one ClearWave Share for 1.362 common shares. The two ClearWave shareholders may, however, elect prior to closing of the Offering to receive cash instead of TIW common shares for a maximum of 1.3 million ClearWave Shares at a cash consideration per ClearWave Share equal to 1.362 multiplied by the net per TIW share proceeds in the Offering, after deducting a discount of 10%.

The two ClearWave shareholders have agreed not to sell or otherwise monetize the acquired common shares of TIW during the twelve months following their purchase, other than with respect to a maximum of 25% of the acquired common shares after six months, a further 25% after nine months and the balance only after twelve months.

Following the closing of this transaction, the Company will seek to acquire all other remaining shares of ClearWave.

Equity Offering

The Offering will consist of approximately 7 million common shares to be issued by TIW from treasury ("the Treasury Offering") and a secondary offering of approximately 14 million common shares to be sold by an affiliate of Hutchison Whampoa Ltd., affiliates of J.P. Morgan Partners, LLC, EEIF Melville B.V. and certain affiliates , and Telesystem Ltd. (collectively "the Selling Shareholders"). The offering price for the common shares will be determined by negotiation between TIW, the Selling Shareholders (other than the affiliates of J.P. Morgan Partners, LLC), and BMO Nesbitt Burns Inc., J.P. Morgan Securities Canada Inc., Lazard Frères & Co. LLC., UBS Securities Canada Inc. and TD Securities Inc. ("the Underwriters"), with reference to the market price of the common shares. The number of common shares to be sold in the secondary offering will represent approximately 17.6% of the shares held by the Selling Shareholders. The Offering is subject to regulatory approval.

EMP is not yet a shareholder of TIW, but the share exchange transaction with EMP, whereby EMP will acquire up to approximately 14 million common shares of TIW and announced on January 12, 2004 is expected to close prior to the closing of this Offering. On this basis EMP will participate pro rata in the secondary offering.

TIW intends to use the net proceeds of the Treasury Offering to i) finance the cash consideration under the ClearWave transaction, ii) to partly finance potential future acquisitions of additional equity interests held by minority shareholders in its subsidiaries and operating companies, and iii) for general corporate purposes. The Company will not receive any proceeds from the secondary offering.

TIW and the Selling Shareholders have granted the Underwriters an option to purchase additional common shares at the offering price less the Underwriters' fee to cover over-allotments, if any. The common shares of TIW are listed on the Toronto Stock Exchange under the symbol "TIW" and on the Nasdaq SmallCap Market under the symbol "TIWI". An application has been made to transfer the listing of the common share of TIW from the Nasdaq SmallCap Market to the Nasdaq National Market. There is no assurance that the common shares of TIW will be approved for listing on the Nasdaq National Market.

Telesystem Ltd and Caisse de dépôt et placement du Québec

Telesystem Ltd ("Telesystem") is the beneficial owner, directly or indirectly, of 25,753,082 common shares of TIW. Telesystem has informed us that, in 2001, it issued to Caisse de dépôt et placement du Québec ("Caisse") a debenture in principal amount of Cdn$152,220,000, which, subject to certain terms and conditions, is exchangeable for a variable number of common shares of TIW owned by Telesystem.

According to the information provided to us by Telesystem, the terms of the debenture were recently renegotiated and the number of shares into which the debenture can be exchanged was set at 15,850,000 and the maturity date was set at June 30, 2004. As amended, the debenture is now exchangeable at the option of the holder or of Telesystem on the later of June 30, 2004 or a date that is 60 days after the date of filing of a prospectus for a secondary offering undertaken by TIW that is before June 30, 2004. Telesystem may reimburse in advance the debenture in whole or in part and must use a substantial portion of the net proceeds of the secondary offering to be received by Telesystem to repay the debenture. Any such repayment will reduce the number of Common Shares that can be exchanged by a number equal to the number of shares sold by Telesystem and for which the net proceeds are used to repay the debenture.

Telesystem has also informed us that, in 2001, Gestion Télésystème Inc., an affiliate of Telesystem, issued to Capital Communications CDPQ Inc., an affiliate of Caisse, a debenture in principal amount of Cdn$43,991,393 which, subject to certain terms and conditions, is exchangeable at the option of the holder for 159,388 Common Shares. The debenture is exchangeable at any time but the holder has agreed not to exchange the debenture before August 1, 2004 provided Gestion Télésystème Inc. is not in default.

On March 4, 2004, Caisse and Capital Communications CDPQ Inc., together referred to as CDPQ, entered into an agreement with TIW and the Selling Shareholders pursuant to which it would join the group of significant shareholders if the debenture issued to Caisse is exchanged. It is expected that a representative of CDPQ would be nominated to the board of directors of TIW. Caisse has also agreed, on its own behalf and on behalf of its affiliates, should the debentures be exchanged, they will respect the remaining underwriters' lock-up obligations of Telesystem with regard to the TIW shares transferred.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of TIW with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW provides wireless voice and data services in Central and Eastern Europe to more than 5.0 million subscribers. TIW is the market leader in Romania through MobiFon and is a rapidly growing operator in the Czech Republic through Český Mobil a.s. TIW's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

A registration statement relating to the Common Shares has been filed with the United States Securities and Exchange Commission but has not yet become effective. These Common Shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these Common Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

FOR INFORMATION:

JACQUES LACROIX
Telesystem International Wireless Inc.
(514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca